Filed by HEARx LTD.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
HEARx LTD. Commission File No. 0-16453

IMMEDIATE RELEASE

PRESS RELEASE

Attention Business Editors:

HEARx and Helix Hearing Care Sign a Letter of Intent to Combine

      West Palm Beach – FL and Montreal, Canada, May 23, 2001 —HEARx Ltd. (AMEX: EAR) and Helix Hearing Care of America Corp. (HCA-TSE) announced today that they have executed a letter of intent to consolidate operations. This combination would be the largest of its kind in the history of hearing healthcare in North America, resulting in a combined network of more than 200 centers in the U.S. and Canada. The parties have discussed a revenue target for the combined companies of more than $100 million U.S. ($150 million CDN) for fiscal year 2002 for the combined company.

      “By combining these companies, the resulting network can capitalize on the accomplishments of both organizations,” stated Paul A. Brown, M.D., Chairman and CEO of HEARx. “We expect that the combined company will benefit from HEARx’s 170 healthcare provider contracts by expanding relationships to new geographic territories. We also expect that the combined company will benefit from Helix’s expertise in acquisitions through increased revenues and profitability within the existing network, “ continued Dr. Brown.

      “This is an important transaction for our company and our shareholders,” stated Steve Forget, President and CEO of Helix Hearing Care of America Corp. “We believe the combined company will be in a stronger position to benefit from the investments in the Internet and network development which Helix has recently made. Our current centers will be able to benefit from HEARx’s U.S. marketing experience and insurance and HMO programs which have resulted in the HEARx centers having sustained double digit same store sales growth for the last three years,” stated Mr. Forget.

      Dr. Brown further stated, “Helix brings an exciting marketing opportunity with its recent acquisition of HEARUSA and its information and promotional websites including: www.audiologists.com, www.hearingaids.com and www.tinnitus.com which are receiving thousands of online visitors a day, inquiring about hearing healthcare.”

      Pursuant to the letter of intent, as a result of the proposed combination, Helix shareholders will own 42% of the shares of the newly merged company, while HEARx shareholders will own 58% of the newly merged company. HEARx had annual revenues last year of approximately $56.7 million, while Helix Hearing Care had annual revenues of approximately U.S. $24 million in its last fiscal year.

      The share exchange ratio and all other aspects of the transaction are being negotiated and will be as set forth in a definitive agreement expected later in June 2001. The transaction is subject to completion of due diligence by both parties, agreement upon and signing of definitive agreements and shareholder, third-party and regulatory approvals. The combination is also subject to the approval of the Superior Court of Justice (Québec). The parties anticipate a closing in the second half of 2001.

About HEARx Ltd.

      HEARx Ltd. provides hearing care to patients whose health insurance and managed care organizations have contracted with HEARx for such care and to retail “self-pay” patients. Eighty HEARx centers are currently located in California, Florida, New York and New Jersey. HEARx is the largest hearing care organization accredited by the Joint Commission of Accreditation of Healthcare Organizations (JCAHO) in the $2.5 billion field of hearing services, of which approximately $600 million is generated in the geographic areas currently serviced by HEARx centers.

About Helix Hearing Care

      Helix Hearing Care of America Corp., though its primary operating subsidiaries, owns or manages 138 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota, Washington and Arizona and also in the Provinces of Ontario and Quebec.

      This press release contains forward-looking statements which involve risks and uncertainties. Such forward-looking statements include the statements concerning the expected effects of the proposed combination (the expected benefits to the combined company from HEARx’s marketing experience and provider contracts and from Helix’s acquisitions and the position of the combined company to benefit from Helix’s recent investments in the Internet and network development); the expected terms of the final agreements between the parties; and the anticipated closing in the second half of 2001. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including satisfactory completion by both parties of their respective due diligence, ability of the parties to agree upon definitive documents, approvals of the shareholders of each party and certain third-parties, as well as regulatory and judicial approvals of the transaction, the ability of the companies to combine operations successfully and to integrate management and other aspects of the business, and realization as planned of the proposed combination. Investors are cautioned not to rely on these forward-looking statements.

      It is expected that Helix and HEARx will each file the required information circular, proxy materials and other relevant documents concerning the combination with the SEC and the Canadian securities commission after the parties agree upon and execute definitive agreements. Investors and security holders are urged to read the information circular, proxy statement and other relevant documents carefully when they are available. These documents will contain important information about the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov and the SEDAR website at www.sedar.com or from the companies by directing requests to:

HEARx	1250 Northpoint Parkway West Palm Beach Florida 33407 www.hearx.com Attention: Corporate Secretary

Helix:	7100 Jean-Talon East Suite 610 Montreal, Quebec H1M 3S3 www.helixhca.com Attention: Corporate Secretary

The directors and executive officers of HEARx and Helix may be deemed to be participants in the solicitation of proxies in favor of the transaction and related matters. These persons include Dr. Paul A. Brown, Mr. Stephen Hansbrough and Mr. Bryan Burgett for HEARx and Steve Forget, Frank Tellier and Jeffrey Geigel for Helix. Collectively, as of April 30, 2001, the directors and executive officers of HEARx and Helix may be deemed to beneficially own approximately 14 % and 46 % respectively, of the outstanding shares of the companies’ stock.

Security holders of HEARx and Helix may obtain additional information regarding the interests of such participants by reading the information circular and/or proxy statement when it becomes available.

Company Contact HEARx:

Paul A. Brown, M.D., Chairman of the Board at (561) 478-8770 Ext. 123

Company Contact Helix Hearing Care of America Corp.:

Mr. Steve Forget, President and C.E.O. or Mr. Jeffrey R. Geigel, Vice-President, Communications at (514) 353-0001

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